UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 001-35575

Cencosud S.A.
 (Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NOTICE REGARDING SCHEDULE OF VOLUNTARY DELISTING OF AMERICAN DEPOSITARY FROM THE NEW YORK STOCK EXCHANGE

On May 25, 2017, Cencosud S.A. (the “Company”) issued a press release (attached hereto as Exhibit A) regarding the schedule of voluntary delisting of its American Depositary Receipts from the New York Stock Exchange.

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date: May 25, 2017

Exhibit A

CENCOSUD S.A.

May 25, 2017

Notice regarding Schedule of Voluntary Delisting of American Depositary Receipts from the New York Stock Exchange

Cencosud S.A. (“Cencosud” or the “Company”) today announced the delisting schedule from the NYSE and notified the NYSE on May 25, 2017 that it will apply for voluntary delisting of its ADRs from the NYSE, in connection with its announcement on April 28, 2017 relating to its intention to delist from the NYSE, terminate its ADR facility, and deregister with the Securities and Exchange Commission. Please see below for details.

1.
Reasons for the Application for Voluntary Delisting of ADRs from the NYSE

In June 2012, Cencosud listed its ADRs on the NYSE in order to improve convenience for overseas investors and increase its capital raising options. Since then, Cencosud has been focused on proactive information disclosure by meeting its reporting obligations under the U.S. Securities Exchange Act of 1934 (“Exchange Act”), preparing consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002.

Recently, the Company has been undertaking various initiatives to reduce its operational expenses. As the ADRs currently comprise less than 1% of the total shares of common stock of the Company, and given the increased costs of being a NYSE-listed company, Cencosud has decided to file an application for voluntary delisting from the NYSE as part of its efforts to reduce operational expenses.

2.
Stock Exchanges on which Cencosud will maintain its listings

Cencosud will maintain its listings on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaíso Stock Exchange. The Company has not otherwise arranged for the listing of the ADRs, ADSs or shares of its common stock on another national securities exchange in the United States or for quotation of such securities in any other quotation medium.

3.
Implementation Schedule of Application for Voluntary Delisting of ADRs from the NYSE

May 25, 2017	Notice to the NYSE of its application to delist
June 6, 2017 (planned)	Submission of Form 25 to the U.S. Securities and Exchange Commission (the “SEC”) to delist from the NYSE
June 19, 2017 (planned)	Effective date of delisting from the NYSE

* The schedule provided above including the anticipated effective dates may be delayed if the SEC objects to the delisting or requests an extended review or for other reasons.

4.
Additional Information for ADR holders

Cencosud has also directed The Bank of New York Mellon, as depositary (“BNYM”), to terminate Cencosud’s ADR facility. Consequently, and in accordance with the deposit agreement, BNYM will provide 30 days’ notice of termination to all ADR holders. Prior to termination of the deposit agreement, expected to occur on or around June 30, 2017, ADR holders are entitled to surrender their ADRs to BNYM for cancellation, and upon payment of the applicable fees, taxes and charges as provided in the deposit agreement, receive the underlying shares of common stock of Cencosud. Following termination of the deposit agreement, BNYM will discontinue registration of transfers of the ADRs and suspend the distribution of dividends to ADR holders. Holders of ADRs should contact BNYM or, to the extent holding ADRs through a bank, broker or other nominee, should contact such bank, broker or nominee with any questions regarding the ADRs.

5.
Future Plans

The Company’s reporting obligations under applicable U.S. securities laws would continue after the delisting and the termination of the ADR facility. Following satisfaction of the relevant deregistration conditions under the applicable U.S. securities laws, Cencosud intends to terminate its reporting obligations under the applicable U.S. securities laws and deregister all classes of its registered securities. The Company intends to release further information on such deregistration and termination of reporting obligations at a later date.

Cencosud reserves the right, for any reason, to delay these filings, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting, termination of the ADR facility and deregistration and termination of reporting obligations in any way.

For further inquiries, please contact:

Marisol Fernández Investor Relations Officer Tel +562 2959 0545 mariasoledad.fernandez@cencosud.cl	Natalia Nacif Deputy IR Manager Tel +562 2959 0368 natalia.nacif@cencosud.cl

About Cencosud S.A.

Cencosud is a leading multi-brand retailer in South America, headquartered in Chile and with operations in Chile, Brazil, Argentina, Peru and Colombia. The Company operates in supermarkets, home improvement stores, shopping centers and department stores.